EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Earnings from continuing operations	$289,062	$164,175	$317,842	$228,200	$243,543	$241,268	$119,355

Add:

Minority interest	1,976	2,602	5,243	4,875	4,959	5,508	6,461

Income taxes	46,671	7,571	26,892	43,562	15,374	28,169	4,725

Interest expense	139,516	71,253	178,369	152,551	154,427	151,864	162,493

Earnings, as adjusted	$477,225	$245,601	$528,346	$429,188	$418,303	$426,809	$293,034

Combined fixed charges and preferred share dividends:

Interest expense	$139,516	$71,253	$178,369	$152,551	$154,427	$151,864	$162,493

Capitalized interest	46,706	27,581	63,885	37,388	36,425	30,534	24,276

Total fixed charges	186,222	98,834	242,254	189,939	190,852	182,398	186,769

Preferred share dividends	12,708	12,708	25,416	25,746	30,485	32,715	37,309

Combined fixed charges and preferred share dividends	$198,930	$111,542	$267,670	$215,685	$221,337	$215,113	$224,078

Ratio of earnings, as adjusted to combined fixed charges and preferred share dividends	2.4	2.2	2.0	2.0	1.9	2.0	1.3